[redacted]

14049573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneos Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9055 E. Mineral Circle, Suite 200
(No. and Street)

Centennial	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Olson (303) 785-8470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ray Olson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneos Wealth Management, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CONNIE J GROSS NOTARY PUBLIC STATE OF COLORADO

Signature

CFO

Title

Connie J Gross

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

GĚNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

GĚNEOS WEALTH MANAGEMENT, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Gĕneos Wealth Management, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Gĕneos Wealth Management, Inc. (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Gĕneos Wealth Management, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 20, 2014

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	3,316,363
Deposits with clearing brokers		219,963
Receivables:		
Commissions		2,294,209
Accounts receivable		313,512
Related party (Note 3)		274,729
Clearing brokers		68,864
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $93,558		101,671
Income taxes receivable		246,677
Deferred tax asset (Note 4)		363,489
Other assets		1,558,624
	$	**8,758,101**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	2,624,231
Accounts payable and accrued expenses		435,529
Accrued salaries and benefits		1,591,454
Total liabilities		4,651,214
COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)		
SHAREHOLDER'S EQUITY (Notes 1, 2 and 6):		
Common stock, Class A, voting, $0.0001 par value; authorized 20,000,000 shares; 1,000 shares issued and outstanding		1
Additional paid-in capital		4,234,104
Deficit		(127,218)
Total shareholder's equity		4,106,887
	$	**8,758,101**

The accompanying notes are an integral part of this statement.

GĔNEOS WEALTH MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gĕneos Wealth Management, Inc. (the "Company") was formed on April 12, 2002, and operates as a nationwide securities broker-dealer and investment advisor. On June 1, 2007, the board of directors approved the plan for recapitalizing the Company. All common stock and stock options that were issued by the Company were transferred to GWM Holdings, Inc. (the "Parent"). In return the Parent was issued 1,000 common shares in the Company at a par value of $.0001 per share. The recapitalization resulted in Gĕneos Holdings, Inc. owning 100% of the outstanding shares of Gĕneos Wealth Management, Inc. In addition, all previous shareholders of the Company became the shareholders of the Parent in the same proportion as their previous ownership in the Company. The Company earns revenues from asset management advisory fees and the sale of securities, mutual funds, limited partnership interests, fixed and variable life insurance policies, fixed and variable annuities, and real estate investment trusts (REITs).

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and commission revenue and expenses are recorded on a trade date basis. Interest and dividend income are recognized in the period earned. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2013, management believes all receivables to be fully collectible.

Depreciation and Amortization

The Company provides for depreciation and amortization of furniture, equipment, and software on a straight-line method based on the estimated useful lives of the assets ranging from three to seven years.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification - 740 *Accounting for Income Taxes,* ("ASC 740"), and related Interpretations. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2013.

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described in more detail in Note 6. The Company accounts for this plan under the recognition and measurement principles of Accounting Standards Codification - 718, *Accounting for Stock-Based Compensation,* ("ASC 718") and related Interpretations.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Stock Option Plan *(concluded)*

During the year ended December 31, 2013, stock-based compensation of $83,322 is reflected in the statement of operations. The options granted under this plan had an exercise price less or equal to the fair value of the underlying common stock on the grant date.

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range between 0.83% and 2.59%; no dividend yield; volatility range between 1.13% and 3.60%; weighted-average fair value of the underlying stock of ranging between $0.10 and $2.00, and an expected life of five years.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 adopted and administered by the CFTC. At December 31, 2013, the Company had net capital and net capital requirements of $1,237,579 and $310,081, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.76 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Leases and Related Party Transactions

The Company has entered into a long-term non-cancelable operating lease for office space beginning December 20, 2013 and ending December 19, 2023, and a non-cancelable operating lease with an unaffiliated entity for equipment expiring through 2016. Future minimum lease payments at December 31, 2013, are as follows:

Year	Amount
2014	$ 340,724
2015	350,188
2016	351,757
2017	350,168
2018	359,632
Thereafter	1,940,120
Total	**$ 3,692,589**

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)

Rent expense for the year ended December 31, 2013 was approximately $234,812.

The Company has a receivable from other affiliated entities in the amount of $274,729. For the year ended December 31, 2013, the Company paid $211,025 in base rent to an affiliated entity in lease payments.

NOTE 4 - INCOME TAXES

In the filing of the Company's December 31, 2013 income tax returns the Company has a taxable loss of approximately $70,000. As of December 31, 2013 the Company has income taxes receivable of $246,677. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The majority of the difference relates to the treatment of the stock option compensation as mentioned in Note 6.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2013, are as follows:

Deferred tax liabilities	$ -
Deferred tax asset:	
Other temporary differences	$ 428,613
Valuation allowance	(65,124)
Other temporary differences	**$ 363,489**

The valuation allowance increased by $65,124 for the year ended December 31, 2013.

NOTE 5 - DEFERRED COMPENSATION PLAN, PROFIT-SHARING PLAN AND FAIR VALUE MEASUREMENTS

The Company adopted a profit-sharing plan ("PSP") covering substantially all employees. The Company also adopted an executive bonus plan ("EBP") and an executive stock purchase plan ("ESPP") covering management personnel. The Company's contributions to the plans are determined annually by the Board of Directors. For the year ended December 31, 2013, the Company contributed approximately $356,162 to the PSP, approximately $718,162 to the EBP, and approximately $445,000 to the ESPP.

NOTE 6 - STOCK OPTION PLAN

The Company has elected to follow ASC 718, and related interpretations in accounting for its employee stock options. Under ASC 718, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options.

The total authorized number of options is 9,800,000. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range of 0.83% and 2.59%; no dividend yield; volatility range between 1.13% and 3.35%; weighted average fair value of options ranging from $0.10 to $2.00; and an expected life of the option of five years with an actual life of ten years. The Company recorded stock option compensation for the vested options of $83,322 for the year ended December 31, 2013.

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2013:

	Options	Price per share Exercise Range	Weighted-average Fair Value Per Share
Outstanding, December 31, 2012	6,325,279	$0.10 - $2.00	$ 0.21
Granted	785,453	2.00	0.09
Exercised	(428,747)	0.10 - 0.65	0.15
Forfeited	(154,354)	0.65 - 2.00	0.17
Outstanding, December 31, 2013	6,527,631	$0.10 - $2.00	$ 0.19

The following table represents summarized information about options outstanding at December 31, 2013.

		Outstanding Options		Exercisable options	
Range of Exercise Price	Shares	Remaining Contractual Life	Weighted Average Price	Shares	Weighted Average Fair Value
$0.10 - $2.00	6,527,631	5.14	$ 1.43	5,451,321	$ 0.15

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable and deposit from these clearing brokers could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposits with clearing brokers, receivables, other assets, payables and other liabilities, are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2013, the Company held cash of $1,719,833 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.